

September 4, 2012

Via E-mail
Mr. Joseph Brown
Chief Executive Officer
MBIA Inc.
113 King Street
Armonk, New York   10504

Re: MBIA Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 29, 2012
Form 10-Q for the Quarter Ended March 31, 2012
Filed May 10, 2012
Form 8-K Dated May 10, 2012
Filed May 10, 2012
File No. 001-09583

Dear Mr. Brown:

We have reviewed your August 10, 2012 response to our August 2, 2012 letter and have the following comments.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide, we may have additional comments and/or request that you amend your filings.

Form 10-Q for the quarterly period ended March 31, 2012

Notes to Consolidated Financial Statements
Note 5: Loss and Loss Adjustment Expense Reserves
Second-lien RMBS Recoveries, page 20

1. We acknowledge your response to comment 3. Please address the following:
    - Please tell us the amount of the incremental loss reserve recorded related to GMAC and RFC exposures during the first quarter as well as the amount of the related additional expected recoveries. In addition, tell us the amount of the offsetting reductions to your expected recoveries for the same period associated with the

increased probability of GMAC and RFC entering bankruptcy. Tell us how you incorporated these amounts into the loss reserve and recoveries rollforwards presented on page 28. Please tell us what assumptions changed leading to you recording the incremental loss reserve. To the extent the amounts are material, please provide us proposed revised disclosure accompanying the rollforwards to be included in future periodic reports that explains the impact of GMAC and RFC exposures on your loss reserves and recoveries during the first quarter of 2012.

- On page 84 of your June 30, 2012 Form 10-Q you indicate that the bankruptcy filings of GMAC and RFC resulted in an eight percent drop in your expected recoveries since December 31, 2011. Please tell us the amount of this decline and where you reflect it in your recoveries rollforward on page 28 of your June 30, 2012 Form 10-Q. To the extent the decline is material, please provide us proposed revised disclosure accompanying the rollforward to be included in future periodic reports that explains the impact of the GMAC and RFC bankruptcy filings on your recoveries.

Form 8-K filed May 10, 2012
Exhibit 99.1

2. We acknowledge your response to comment 5. Your use of adjusted total revenues and adjusted total expenses appear to also be non-GAAP measures. Please provide us proposed revised disclosure to be included in future earnings releases that:
- Explains why you believe these non-GAAP measures provide useful information; and
- Reconciles these non-GAAP measures to their nearest comparable GAAP measures.

You may contact Ibolya Ignat, Staff Accountant, at (202) 551-3656 or Mark Brunhofer, Accounting Reviewer, at (202) 551-3638 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant